Exhibit 99.123

IPA Selects Polytope™ Formulations for Pre-Clinical Studies

VICTORIA, BC, Nov. 23, 2020 /CNW/ - IMMUNOPRECISE ANTIBODIES LTD. (the “Company” or “IPA”) (TSX VENTURE: IPA) (OTCQB: IPATF) (FSE: TQB2), a leader in full-service, therapeutic antibody discovery and development, today announced that it has selected more than ten, unique monoclonal antibodies for further preclinical development.

The Polytope™ antibodies can be combined to create up to twelve unique cocktail therapies containing mixtures of two, three or four antibodies, each of which has been shown to work synergistically to prevent viral entry into cells in vitro. The Company announced today that it has nominated the first cocktail consisting of four, human, synergistic antibodies to enter pre-clinical testing. The upcoming pre-clinical trial will examine the safety, tolerability and efficacy of the proposed therapeutic cocktail in the well-defined, SARS-CoV-2, Syrian hamster model.

“We are excited to reach this milestone in what has been a very comprehensive Covid-19 therapeutic study aimed at treating disease caused by all Coronavirus variants, not to be thwarted by the ongoing mutations of the rapidly circulating virus”, said ImmunoPrecise CEO, Dr. Jennifer Bath. “Our scientific team chose a path of rigorous investigation to arrive at a diverse set of functional and meaningful candidates to combine into what we believe will be an effective therapy against both current and future strains of SARS-CoV-2. We did not sacrifice quality and we believe our approach is the suitable and effectual path.”

Antibodies not only cure diseased individuals, they may provide immediate protection with a single injection to exposed individuals or asymptomatic carriers, something a vaccine cannot do, enabling containment of new outbreaks. ImmunoPrecise’s Polytope therapy was designed to provide additional potential benefits as a means of long-term weaponry, a cocktail therapy designed with the goal of protecting against disease that could potentially be caused by novel mutations of the virus not covered by current vaccines and therapies.

The Company believes their approach using a well-characterized, monoclonal antibody cocktail to treat Covid-19 patients has high potential for fighting not only the most prevalent strains of SARS-CoV-2, but also the many alternate forms circulating today, as well as potential new variants of the virus in the future.

IPA’s curated antibody mixtures or “cocktails” have been shown to bind to multiple regions of the spike protein of the virus, including novel variations of the virus, caused by mutations, that have been identified and published in literature. The Company’s antibodies provide a clear boost in neutralization potency beyond what can be achieved with individual monoclonal antibodies alone, suggesting a synergy that may allow for lower dosing. Furthermore, engaging multiple antibodies in the fight against the virus has the potential to stimulate different mechanisms from the immune response to help clear infection, thereby enhancing overall clearance of the virus and aiding in recovery.

“Antibody cocktails that achieve full neutralization are advantageous over monotherapies because a single antibody is vulnerable to being escaped by even one mutation in the virus, depending on where that mutation occurs”, states Dr. Yasmina Abdiche, CSO of ImmunoPrecise. “In contrast, our cocktail engages multiple antibodies at once, broadening what we refer to as the “epitope footprint”, or the regions on the virus where the antibodies bind. This provides insurance that the mutating virus cannot evade the treatment, which is a continuous threat as pathogens evolve”, added Dr. Abdiche.

The Companies antibody cocktails were designed specifically with the intent to address the high mutation rates found in RNA viruses (such as SARS-CoV-2), which mutate up to a million times faster than human DNA—and which have the possibility of correlating with an increased ability to cause disease. These higher mutation rates increase the chance of introducing traits which are considered advantageous to the virus.

“In fact, as anticipated, there are hundreds of documented mutations in the binding domain of the virus’ spike protein, which also happens to be the region most companies are targeting. A few of these mutations are now emerging as significant”, stated Dr. Ilse Roodink, IPA’s Coronavirus global Program Lead. “This creates a ‘moving target situation’, underpinning the importance of deploying numerous antibodies to attack the virus in concert, and building insurance into our cocktail therapy that it will remain effective as the virus continues to evolve”.

Pre-clinical manufacturing of the fully human lead, 4-mAb candidates is underway, with the pre-clinical studies scheduled to launch in early January in the Netherlands. The Company is also producing pre-clinical batches of additional, validated candidates to provide a panel of alternate options to modify the coverage of therapeutic cocktails if ever needed, to continue to combat future and/or seasonal variants of the virus.

About ImmunoPrecise Antibodies Ltd.

ImmunoPrecise is a global technology platform company with end-to-end solutions empowering companies to discover and develop therapies against any disease. The Company’s experience and cutting-edge technologies enable unparalleled support of its partners in their quest to bring innovative treatments to the clinic. For further information, visit www.immunoprecise.com or contact solutions@immunoprecise.com.

About IPA’s SARS Polytope™ Therapies

Monoclonal antibodies were derived from several animal species, including humans, llama, rabbits and transgenic OmniAb® (humanized) animals to access a broad epitope coverage. IPA exploits multiple antibody formats, valency, and size to select antibodies against multiple/rare epitopes. In a global effort involving its scientists in North America and Europe, IPA has now developed a rich and diverse discovery portfolio of SARS-CoV-2 candidate antibodies yielding epitope and functional diversity.

Forward Looking Information

This news release contains statements that, to the extent they are not recitations of historical fact, may constitute “forward-looking statements” within the meaning of applicable Canadian securities laws. The Company uses words such as “may”, “would”, “could”, “will”, “likely”, “expect”, “believe”, “intend”, “should” and similar expressions to identify forward-looking statements and include the Company’s beliefs with respect to the potential for its antibodies to be further developed or approved to treat COVID-19 (or SARS-CoV-2) or to complete any transactions with respect to those antibodies. Any such forward-looking statements are based on assumptions and analyses made by ImmunoPrecise in light of its experience and its perception of historical trends, current conditions and expected future developments. However, whether actual results and developments will conform to ImmunoPrecise’s expectations and predictions is subject to any number of risks, assumptions and uncertainties. Many factors could cause ImmunoPrecise’s actual results to differ materially from those expressed or implied by the forward-looking statements contained in this news release. Such factors include, among other things, actual revenues and earnings for IPA being lower than anticipated, and those risks and uncertainties described in ImmunoPrecise’s annual management discussion and analysis for the previous quarter ended July 31st, 2020 which can be accessed at www.sedar.com. The “forward-looking statements” contained herein speak only as of the date of this press release and, unless required by applicable law, ImmunoPrecise undertakes no obligation to publicly update or revise such information, whether as a result of new information, future events or otherwise.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. SOURCE ImmunoPrecise Antibodies

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For further information: For investor relations please contact: Frédéric Chabot, Phone: 1-438-863-7071, Email: frederick@contactfinancial.com, Contact Financial Corp., 204 - 998 Harbourside Dr., North Vancouver, B.C., Canada,V7P 3T2

CO: ImmunoPrecise Antibodies Ltd.

CNW 07:00e 23-NOV-20